FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

MANAGEMENT PROPOSAL

Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company” or "CBD") hereby proposes that, should the legal business agreed upon on the Share Purchase Agreement entered into on June 7, 2009 (“Agreement”) subject-matter of the Material Event published on June 8, 2009 consisting in the acquisition by means of its subsidiary Mandala Empreendimentos e Participações S.A. (“Mandala”) of the shares representing the control of Globex Utilidades S.A. (“Globex”) be authorized, the next Extraordinary Meeting of the Company approve:

a) to change the name of preferred shares under the ticker symbol PCAR4 to Class A preferred shares, without altering their rights (the “Class A Preferred Shares”);

b) to create the Company’s Class B preferred shares, not entitled to vote, non-negotiable and with no par value, which will entitle its holders to (i) an annual fixed dividend of R$0.01 per share and (ii) preemptive right in the reimbursement in the event CBD is liquidated (the “Class B Preferred Shares”);

c) to increase the Company’s capital stock in the amount of at least R$496,193,960.00 and at most R$664,361,840.00, by exclusively issuing Class B preferred shares, in the amount of least 12,404,849 Class B preferred shares and at most 16,609,046 Class B preferred shares, where applicable, at the issue price of R$40.00 per share, defined according to the item I of paragraph 1 of article 170 of Law 6,404 dated December 15,1976, as amended and in effect (the “Brazilian Corporation Law”);

c.1) current Company’s shareholders will have preemptive right ensured by laws in the subscription of Class B preferred shares, provided that in this case, the payment shall be made in cash, in domestic currency;

c.2) in the event the Class B preferred shares are subscribed by Globex’s shareholders, as provided for in the Agreement, the Company will accept as payment the credits against Mandala held by Globex’s shareholders who adhered to the Agreement, deriving from the installment portion of the purchase price of their respective shares;

c.3) the Class B preferred shares will be converted into Class A preferred shares according to the following schedule:

a. 32% of the Class B preferred shares will be converted within five (5) consecutive days, as of the date the capital increase purpose of this proposal is ratified at the Company’s Extraordinary General Meeting specifically convened for this purpose;

b. 28% of the Class B preferred shares will be converted within six (6) months as of the first business day after the Extraordinary General Meeting to be held on July 06, 2009;

c. 20% of the Class B preferred shares will be converted within twelve (12) months as of the first business day after the Extraordinary General Meeting to be held on July 06, 2009;

d. 20% of the Class B preferred shares will be converted within eighteen (18) months as of the first business day after the Extraordinary General Meeting to be held on July 06, 2009.

d) to amend paragraph 3 of article 4 of the Company’s Bylaws, as per wording below. Should the capital increase referred to in item (c) above be approved, the “caput” of Article 4 will be amended when the Extraordinary General Meeting ratifies said capital increase in order to reflect the new capital stock and the total number of shares in which this capital is subdivided.

“Article 4 ( )
Paragraph 3 - The shareholders may convert their common shares into Class A preferred shares at any time, provided that such shares are fully paid in and considering the limit provided by Article 5 below. The request for conversion shall be addressed in writing to the Executive Officers Committee. The conversion requests received by the Executive Officers Committee shall be subsequently ratified at the next meeting of the Board of Directors to be held, if the conditions herein above are met.”

e) to amend paragraphs 1, 2 and 3 of article 5 of the Company’s Bylaws, as well as to include paragraphs 4 e 5, as follows:

“Article 5 ( )
Paragraph 1 – The Class A preferred shares shall be entitled to the following privileges and preferences:

a) priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

b) priority in the receipt of a minimum annual dividend in the amount of R$0.08 per one (1) Class A preferred share, on a non-cumulative basis;

c) participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

d) participation in the receipt of dividend as set forth in Article 35, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each Class A preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of article 17, paragraph 1, of Law 6,404/76, as amended by Law 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the Class A preferred shares, the amount paid as minimum dividend set forth in item "b" of this Paragraph 1.

Paragraph 2 - The Class B preferred shares shall be entitled to the following advantages and preferences:

a) priority in the capital reimbursement, the amount of which will be calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company; and

b) to receive an annual fixed dividend of R$0.01 per one (1) Class B preferred share.

Paragraph 3 - The Class B preferred shares will be converted into Class A preferred shares, at the 1-to-1 ratio, observing the following schedule: (i) thirty-two per cent (32%) of the Class B preferred shares will be converted into Class A preferred shares within five (5) consecutive days as of the ratification of the capital stock increase approved at the Extraordinary General Meeting held on July 6, 2009; (ii) twenty-eight per cent (28%) of the Class B preferred shares will be converted into Class A preferred shares within six (6) months as of the first business day after the Extraordinary General Meeting held on July 06, 2009; (iii) twenty per cent (20%) of the Class B preferred shares will be converted into Class A preferred shares within twelve (12) months as of the first business day after the Extraordinary General Meeting held on July 06, 2009; and (iv) twenty per cent (20%) of the Class B preferred shares will be converted into Class A preferred shares within eighteen (18) months as of the first business day after the Extraordinary General Meeting held on July 06, 2009.

Paragraph 4 – the Class A and B preferred shares will not be entitled to vote.

Paragraph 5 – The Class A and B preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled in compliance with these Bylaws for a period of 3 (three) consecutive fiscal years, according to the provisions of paragraph 1 of article 111 of Law 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.”

e) to amend the “caput” of Article 6 of the Company’s Bylaws to include the following wording:

“Article 6 - The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company’s Bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or Class A preferred shares, with due regard to the limit established in Article 5 above.”

f) to amend sub-item “c” of item IV, “caput” of Article 35 of the Company’s Bylaws as follows:

“Article 35. Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

( )
IV. the remaining net profits shall have the following destination:

( )
c) twenty-five per cent (25%) shall be allocated to the payment of the mandatory dividends pursuant to paragraph 1 below, in accordance with the provisions contained in paragraphs 1 and 2 of Article 5 herein”

g) should proposals to amend the aforementioned articles be approved, the Company’s Bylaws will be restated at the General Meeting to ratify the capital increase specified in item (c) of this proposal.

Final Remarks:

     In accordance with paragraphs 1 and 7 of Article 170 of Law 6,404/76, the Executive Officers Committee clarifies that the issue price of R$ 40.00 per share, as per item “a” above was defined with the purpose of preserving the current shareholders, since the payment of shares will be allowed upon the conference of future credits, and based on the average of target prices for the next 12 months estimated by market analysts who monitor the Company. Currently, this average is approximately R$41.00. The banks comprising this average are: Bradesco, Brascan, Citi Group, Credit Suisse, Deutsche, Espírito Santo, Goldman Sachs, HSBC, Itaú, JP Morgan, Merrill Lynch, Morgan Stanley, Raymond James, Santander and UBS.

     This Proposal will be submitted to the Board of Directors and to the Fiscal Council for examination and opinion and subsequently to the shareholders at the General Meeting to be specially called for this purpose.

     The Management attending the Meeting is qualified to provide all the information the Shareholders may deem as convenient and necessary to take their definitive decisions. This is our proposal, for which we hope to gain approval.

São Paulo, June 18, 2009

THE MANAGEMENT

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 18, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.